Exhibit 99.2

Schedule A

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

 MINEFINDERS PROVIDES UPDATE ON STATUS OF REMEDIATION WORK ON THE
PHASE 1 LEACH PAD AT THE DOLORES MINE

VANCOUVER, BRITISH COLUMBIA – SEPTEMBER 28, 2010 - Minefinders Corporation Ltd. reports that remediation work on the phase 1 leach pad at the Company’s Dolores Mine continues.

As reported on August 4, 2010, a tear was identified in the phase 1 leach pad during June this year. Remediation work commenced immediately thereafter and, as a result, leaching of a significant portion of the phase 1 leach pad was suspended pending repair of the tear. Remediation work was initially expected to be completed by the end of August 2010, however, significant rainfall in the Dolores region during the third quarter exacerbated the damage and necessitated the intermittent suspension of remediation activities as working conditions with respect to repairs had become unsafe.

In mid-September, the Company implemented a revised remediation plan. The remediation work has negatively affected production of gold and silver in the third quarter and is also expected to result in lower than planned metal production in the fourth quarter. The decrease in production is expected to be temporary as stacking to the recently constructed phase 2 leach pad has been accelerated to full production levels and leaching of material on phase 2 began in mid-September. Non-leached crushed material from the phase 1 pad will be moved to the phase 2 leach pad in order to accelerate metal recovery.

The phase 2 leach pad provides capacity for over three years of planned production. As the volume and duration of ore stacked on the phase 2 leach pad increases, production of gold and silver will increase. Fiscal 2011 gold and silver production is not expected to be affected by the remediation work on the phase 1 leach pad.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico.  For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications

Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative

Toll Free: (866) 687-6263

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended June 30, 2010, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

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